N E W S R E L E A S E

May 28, 2007

TABAKOTO MINE WATER SHORTAGE

Nevsun Resources Ltd., (NSU-TSX/AMEX) (“Nevsun”) wishes to advise that due to a water shortage at its water pumping station on the Faleme River in Mali, the Tabakoto Mine process plant and associated operations will likely need to be suspended sometime during the next few days. The seasonal rains have not yet started in the Kenieba district where the Tabakoto Mine is located, and the plant water reservoir has been depleted by higher than anticipated evaporation rates.

Tabakoto Mine management is assessing the impact on the remaining operations, including maintenance scheduling. Seasonal rains normally commence in May with heavier rains from June through to September. Plant operations should recommence as soon as water becomes available on the Faleme River.

Forward Looking Statements: The above contains forward-looking statements concerning anticipated developments on the Company’s mineral properties in Mali and Eritrea and in the Company’s other operations; the adequacy of the Company’s financial resources; financial projections, and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu07-06.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com